UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 301 - 700 West Pender Street, Vancouver, BC V6C 1G8, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company
Item 2.	Exeter Resource Corporation (the “Company”)

301 - 700 West Pender Street

Vancouver, BC V6C 1G8

Item 3.	Date of Material Change

August 10, 2005

Item 4.	News Release

The Press Release dated August 10, 2005 was disseminated via Canada Stockwatch and Market News and forwarded to the TSX Venture Exchange.

A copy of the Press Release is attached as Schedule “A”.

Item 5.	Summary of Material Change

The Company announced results from new drilling at the Cerro Puntudo epithermal gold-silver property in Patagonia, Argentina. Cerro Puntudo is one of a large package of gold properties under option from Cerro Vanguardia S.A., a subsidiary of AngloGold Ashanti.

Item 6.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 7.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 8.	Omitted Information

Not Applicable.

Item 9.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Yale Simpson, Chairman

604.688.9592

Item 10.	Date of Report

Dated at Vancouver, BC, this 10th day of August, 2005.

SCHEDULE “A”

For Immediate Release: August 10, 2005

EXETER TO TARGET HIGH GRADE ZONES AT CERRO PUNTUDO

Vancouver, B. C., August 10, 2005 – Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB) announces results from new drilling at the Cerro Puntudo epithermal gold-silver property in Patagonia, Argentina. Cerro Puntudo is one of a large package of gold properties under option from Cerro Vanguardia S.A., a subsidiary of AngloGold Ashanti.

New high grade intersections in reverse circulation drilling include holes CPRC-43 (2 metres at 12.1 g/t gold) and CPRC-50 (2 metres at 42 g/t gold). Taken together with mineralized intercepts from previous drilling, it would appear that targets for high grade mineralization at Cerro Puntudo are located within broad zones of low grade mineralization. In particular, high grade gold intercepts appear to relate to southeast plunging ore shoots within the Puntudo structural corridor. Exeter will now complete detailed structural mapping in order to better define the gold targets for further drilling.

Exeter CEO, Bryce Roxburgh, commented: “Cerro Puntudo is proving, with drilling, to be a typically complex, low sulphidation epithermal system. High grade gold targets, two to five metres wide at grades of 8 g/t to 40 g/t gold, are now indicated at three locations. Winter conditions will prevent field work until October, when field mapping of the targets can commence. In the interim, our focus will be on the La Cabeza resource expansion program.”

A total of 1719 metres, in 21 RC drill holes, was drilled in the current program. Holes varied in depth from 36 metres to 140 metres. Significant results are shown in the table, below:

Cerro Puntudo – Significant Drill Results

HOLE	FROM	TO	INTERCEPT	GOLD	SILVER
	(m)	(m)	(m)	g/t	g/t
CPRC-41	91	95	4	1.4	3
	100	103	3	1.0	8
	106	108	2	1.5	7
	111	114	3	4.5	15
CPRC-43	31	37	6	0.9	76
	61	63	2	12.1	23
	61	62	1	23.1	23
	72	74	2	1.3	<1
CPRC-48	64	77	13	2.4	38
	70	73	3	3.8	53
CPRC-50	60	64	4	22.7	61
	61	63	2	42.0	80
CPRC-52	32	35	3	1.4	24
CPRC-54	60	61	1	1.5	6
	63	64	1	1.2	6
CPRC-55	30	33	3	2.5	8
	43	51	8	2.5	9
	59	68	9	1.1	19
CPRC-57	74	75	1	1.7	43

All assays are from 1 metre intervals calculated at 0.5 g/t gold cut-off with no cutting of high grades.

Quality Control and Assurance

All drill holes were sampled on site at one or three metre intervals. The samples were prepared at the ALS Chemex preparation facility in Mendoza and assayed for gold by fire assay (50 g charge, 1ppb Au detection limit) and silver by AAS at the ALS Chemex laboratory in La Serena, Chile. Check assaying by ALS Chemex on the 46 samples assaying greater than 1.0 g/t gold indicated good reliability of gold results. As a further check, one in 20 samples was either assayed in duplicate, or was a standard or a blank sample. All samples with gold values greater than 10 g/t gold will be screen fire assayed.

Mr. Matthew Williams, Exeter’s Exploration Manager, a Qualified Person within the definition of that term in NI 43-101 of the Canadian Securities Administrators, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter is a technically-advanced, Canadian exploration company, focused on the discovery of epithermal gold/silver and porphyry copper/gold projects in Argentina and Chile. Exploration on Exeter’s flagship property, La Cabeza, is advancing rapidly, with a three rig drilling program underway to expand existing resources by testing new gold targets under extensive soil cover. Engineering, metallurgical, hydrological, environmental and economic evaluation work at La Cabeza is also continuing.

Exeter’s business plan has focused on establishing strategic exploration relationships with major mining companies. In the prospective Patagonia region of Argentina, the company has an option from Cerro Vanguardia S.A., a subsidiary of AngloGold Ashanti, over a number of epithermal gold-silver prospects. Among other work in this area, Exeter is currently performing preparatory surveys on a new bulk tonnage epithermal silver target, ahead of drill testing.

In Patagonian Chile, Exeter has a strategic agreement with Rio Tinto Mining and Exploration Limited over epithermal gold prospects in an 800 square kilometre area. Results from prospecting of epithermal gold targets have been collated and land acquisition is in progress.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President

Exeter Resource Corporation

Bryce Roxburgh, President

Rob Grey, Investor Relations

Suite 301, 700 West Pender Street

Vancouver, B.C. Canada V6C 1G8

Tel: 604.688.9592	Fax: 604.688.9532
Toll-free	1-888-688-9592

exeter@exeterresource.com

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as “inferred resource”, that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-51016. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Safe Harbour Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

www.exeterresource.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION

(Registrant)

Date September 19, 2005

By:

/s/ Paul C. MacNeill

Paul C. MacNeill

Director